CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costar.com
NASDAQ: CSGP

October 4, 2012

VIA EDGAR AND EMAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoStar Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
Form 8-K/A Filed June 22, 2012
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2011, filed on February 23, 2012 (the “Form 10-K”), and Form 8-K/A filed on June 22, 2012 (the “Form 8-K/A”), the Company respectfully submits the following response to the comment included in your letter dated September 21, 2012. Your comment is set forth below, followed by the Company's response.

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Comment

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 37

1.
We note from your response to prior comment 1 that the future projected cash flows from your international operations are not largely dependent on significant future investments in these operations. However, we note the disclosures on page F-28 of your Form 10-K and page 23 of your recent Form 10-Q that EBITDA for your international segment has been negative for the past three years and the six months ended June 30, 2012, respectively. We also note from your disclosure on page F-24 that the company has not had sufficient taxable income historically to utilize the foreign deferred tax assets and it is uncertain whether you will generate sufficient taxable income in the future. In addition, your response to comment 1 in your letter dated August 14, 2012 indicates that the company will continue to make investments in the international reporting unit, which you believe will increase the total revenues earned by that reporting unit in the future and that you believe your investments and the resulting increases in revenue will result in positive cash flows in the international reporting unit in the future. Please clarify your current response in light of the disclosures noted herein and the information provided in your prior response and explain further the source of the projected cash flows used in your impairment analysis. To the extent the projected cash flow assumptions differ significantly from your historical results for your international operations, please explain further for us the source of your projected cash flows and any uncertainties associated with achieving such results.

Response

To address the Staff's additional inquiries and to clarify the previous responses submitted by the Company, the response below provides additional information regarding the Company's historical results and the projected future performance of its international reporting unit.

The Company respectfully advises the Staff that the Company made investments in development beginning in 2011 to upgrade its international platform of services and expand the coverage of its service offerings within the international reporting unit. These development costs represent costs incurred to modify the Company's existing technology in the United States (“U.S.”) in order to sell a similar platform of service offerings within the international reporting unit. These development costs accelerated from 2011 to 2012 and are not currently expected to continue beyond 2012, which is consistent with the Company's assumptions about the timing of the development costs included in the Company's impairment analysis.

The Company acknowledges the Staff's reference to the disclosure on page F-28 of its Form 10-K and page 23 of its recent Form 10-Q of negative EBITDA for the international operating segment for the past three years and the six months ended June 30, 2012, respectively. Decreased revenue resulting from a depressed economic environment and the resulting downturn in the commercial real estate market contributed to negative EBITDA for the international reporting unit. Additionally, the accelerated investments described above for the development of the Company's upgraded international platform in 2011 and 2012 resulted in an increased cost structure, which also contributed to negative EBITDA for the international reporting unit.

The Company acknowledges the Staff's reference to the disclosure on page F-24 of its Form 10-K that the Company has not had sufficient taxable income historically to utilize the foreign deferred tax assets and it is uncertain whether the Company will generate sufficient taxable income in the future to utilize such deferred tax assets. Notwithstanding the Company's projections, it determined that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome when assessing whether a valuation allowance is needed. Based on the international reporting unit's successive years of negative pre-tax income, the Company believes the valuation allowance is appropriate. Although U.S. generally accepted accounting principles (“GAAP”) requires the Company to maintain a valuation allowance on its deferred tax assets, the Company expects that the financial performance of the international reporting unit will improve in the future for the reasons discussed below.

In 2012, the international reporting unit has achieved positive revenue growth through June 30, 2012, and the Company expects continued positive revenue growth in the international reporting unit from its existing platform through the end of 2012. The Company plans to release its upgraded platform of international service offerings at the end of 2012. In 2013, the Company expects revenue growth to continue to move towards positive growth levels experienced prior to the downturn in the commercial real estate market. For several years beyond 2013, due in part to the release of the upgraded platform of service offerings, the Company expects accelerated revenue growth for the international reporting unit. In addition, the Company expects operating expenses for the international reporting unit to decrease following completion of the development of the upgraded platform of international service offerings in 2012 and any related marketing efforts planned thereafter. As a result of the factors discussed above, the EBITDA results for the international reporting unit are expected to improve in 2013 and thereafter.

The primary source of the projected cash flows used in the Company's impairment analysis is revenue from international service offerings both under the existing platform and under the upgraded platform. The Company expects revenue from these sources will increase as a result of positive revenue growth from the existing platform as indicated above, anticipated further penetration of the Company's international subscription-based information services into a larger potential customer base for the upgraded platform and the successful cross-selling of the Company's service offerings under the upgraded platform to its customers in existing markets within the international reporting unit. The Company's projection of increased revenue for the international reporting unit is based on over 24 years of its historical experience growing its business, developing and launching new services, and expanding into new markets.

One of the key assumptions in the impairment analysis is the Company's growth rate. The 2012 actual revenue growth rate for the international reporting unit through June 30, 2012 exceeded the assumed revenue growth rate used in the impairment analysis, and the revenue growth rate for the remainder of 2012 is expected to continue to exceed the assumed revenue growth rate used in the impairment analysis. The Company continues to believe that the projected revenue growth rates it used in the impairment analysis for years beyond 2012 are reflective of the projected performance of the international reporting unit based on current commercial real estate market conditions and the fact that the assumed release date for the upgraded platform of service offerings for the international reporting unit is consistent with the release date used in the impairment analysis.

As discussed in the Company's prior response to comment 1, the actual cash flows achieved for the international reporting unit for the period from October 1, 2011 to June 30, 2012 were favorable compared to those used in the Company's impairment analysis. In summary, both the revenue growth rate and financial performance of the international reporting unit for the period from October 1, 2011 to June 30, 2012 have exceeded the assumptions used in the impairment analysis. Therefore, the Company continues to believe that the cash flow assumptions used in its impairment analysis are appropriate. These assumptions may change if there are significant changes in global market conditions, commercial real estate conditions or the competitive environment in which the Company operates.

As previously indicated, in future filings, the Company intends to modify its existing disclosures regarding its impairment analysis within Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company currently expects such disclosure will read as follows but this disclosure may change based on the facts and circumstances at the time of the filings (underlining shows language added since previous response):

“When performing our impairment analysis, we estimate the fair value of each reporting unit based on a projected discounted cash flow model that includes significant assumptions and estimates including our discount rate, growth rate and future financial performance. Assumptions about the discount rate are based on a weighted average cost of capital for comparable companies. Assumptions about the growth rate and future financial performance of a reporting unit are based on our forecasts, business plans, economic projections and anticipated future cash flows. Our assumptions regarding the future financial performance of the International reporting unit reflect our expectation that in 2013 the expenses for our International reporting unit will decrease, as we expect to complete our initiatives to upgrade the platform of services and expand the coverage of our service offerings within our International segment by the end of 2012. Additionally, our assumptions regarding the future financial performance of the International reporting unit reflect our expectation that revenues will increase as a result of further penetration of our international subscription-based information services and the successful cross-selling of our services to our customers in existing markets due to the release of our upgraded international platform and expansion of coverage of our international service offerings. These assumptions are subject to change from period to period and could be adversely impacted by the uncertainty surrounding global market conditions, commercial real estate conditions, and the competitive environment in which we operate. Changes in these or other factors could negatively affect our reporting units' fair value and potentially result in impairment charges. Such impairment charges could have an adverse effect on our results of operations.”
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The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comment. We understand that you will be reviewing the Company's response and may have additional comments. If you have any questions concerning the Company's response please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costar.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costar.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.

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